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Exhibit 99.3

WORLDGATE COMMUNICATIONS, INC.
3190 Tremont Avenue
Trevose, Pennsylvania 19053
            , 2002

To: Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:

        This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the offering by WorldGate Communications, Inc., a Delaware corporation, of non-transferable subscription rights (the "Subscription Rights") to purchase an aggregate of 6,000,000 Units (the "Units") at a subscription price of $            per Unit (the "Subscription Price"), each Unit consisting of one share of common stock, $.01 par value per share, and one common stock purchase warrant. The Subscription Rights were initially distributed on                        , 2002, to all holders of record of shares of WorldGate Communications,  Inc.'s common stock as of the close of business on                        , 2002 (the "Record Date"). Each Subscription Right also carries the right to oversubscribe at the Subscription Price for an unlimited number of additional Units (to the extent available, subject to proration). The Subscription Rights are described in the enclosed prospectus and evidenced by a Rights Certificate registered in your name or in the name of your nominee.

        Each beneficial owner of shares of common stock registered in your name or the name of your nominee is entitled to one (1) Subscription Right for each share of common stock owned by such beneficial owner on                        , 2002.

        We are asking you to contact your clients for whom you hold shares of common stock registered in your name or in the name of your nominee to obtain instructions with respect to the Subscription Rights. Enclosed are copies of the following documents for you to use:

        1.    a prospectus;

        2.    instructions for use of WorldGate Communications, Inc. rights certificates;

        3.    form of letter from WorldGate Communications, Inc. to its stockholders;

        4.    notice of guaranteed delivery;

        5.    a form letter which may be sent to your clients for whose accounts you hold our common stock registered in your name or in the name of your nominee;

        6.    a beneficial owner election form, on which you may obtain your clients' instructions with regard to the Subscription Rights;

        7.    a nominee holder certification form; and

        8.    a return envelope addressed to American Stock Transfer & Trust Company as subscription agent.

Your prompt action is requested. The Subscription Rights will expire at 5 p.m. New York City time on                        , 2002 (the "Expiration Date").

        To exercise Subscription Rights, properly completed and executed Rights Certificates and payment in full for all Subscription Rights exercised must be delivered to the subscription agent as indicated in the prospectus prior to the Expiration Date, unless the guaranteed delivery procedures described in the prospectus are followed in lieu of delivery of a subscription certificate prior to the Expiration Date.

        Additional copies of the enclosed materials may be obtained by contacting Innisfree M&A, Inc. at 888-750-5834 or WorldGate Communications, Inc.'s General Counsel at 215-354-5105.

Sincerely, Hal M. Krisbergh Chairman of the Board of Directors and Chief Executive Officer

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  Exhibit 99.3